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                                                                EXHIBIT 3

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-         )

Filings Under the Public Utility Holding Company Act of 1935 (the
"Act") ________ __, 1995

                  Notice is hereby given that the following filings(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder.  All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below.  The application(s) and/or declaration(s) and any
amendment(s) thereto is/are available for public inspection
through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___________, 1995, to the Secretary,
Securities and Exchange Commission, Washington, D.C. 20549, and
serve a copy on the relevant applicant(s) and/or declarant(s) at the addresses specified below.  Proof of service (by affidavit, or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if
ordered, and will receive a copy of any notice or order issued in the matter.  After said date, the application(s) and/or
declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Southwestern Electric Power Company (File No. 70-         )
                  Southwestern Electric Power Company ("SWEPCO"), 428 Travis Street, Shreveport, Louisiana 71101, a Delaware corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act, has filed an Application-Declaration under Sections 9(a) and 10 of the Act.
                  SWEPCO is requesting authorization to purchase 78 shares of common stock of The Arklahoma Corporation, an Arkansas corporation ("Arklahoma"), from Oklahoma Gas and Electric Company ("OG&E") for an aggregate purchase price of approximately
$54,288.
                  By order dated November 28, 1947 (HCAR No. 7869), the Commission authorized the acquisition by SWEPCO, OG&E and Arkansas Power & Light Company ("AP&L"), respectively, of 160,
170 and 170 shares of common stock of Arklahoma. Arklahoma was formed jointly by AP&L, OG&E and SWEPCO and currently owns certain facilities consisting of a 161 KV transmission line extending for 166 miles from Lake Catherine, Arkansas to Boudinot
Tap, near Tahlequah, Oklahoma, the Lake Catherine substation at a terminus of said transmission line and certain property incidental thereto.
                  Such facilities are jointly leased to AP&L, OG&E and SWEPCO pursuant to an Agreement and Indenture, dated as of December 9, 1947, as extended by an Extension of Agreement and Indenture, dated September 6, 1977 (collectively, the "Lease") and are jointly operated by AP&L, OG&E and SWEPCO pursuant to an Operating Agreement, dated December 9, 1947 ("Operating
Agreement").  In accordance with the terms of the Operating
Agreement, (a) each party is entitled to use up to but not in excess of one-third of the capacity of such facilities without payment to the other parties, and (b) all advances, costs and other charges incurred under the Lease are borne equally by the parties.
                  In order to facilitate the formation by OG&E of a holding company system exempt from the registration requirements of the Act, OG&E desires to reduce its percentage ownership of Arklahoma common stock to less than 5% by selling 68 shares to AP&L and 78 shares to SWEPCO. OG&E believes that once its ownership interest is so reduced, Arklahoma would not be deemed an "affiliate" of OG&E for purposes of the Act.
                  As a result of the proposed sale, SWEPCO's ownership of Arklahoma common stock would increase from 32% to 47.6%, AP&L's ownership of Arklahoma common stock would increase from 34% to 47.6% and OG&E's ownership of Arklahoma common stock would be reduced from 34% to 4.8%. The sale of the shares will not affect the rights and obligations of the parties under the Lease and the Operating Agreement. Although each party has an option to purchase the facilities and terminate the Lease, SWEPCO states that it has no current intention to do so and knows of no current intention on the part of either OG&E or AP&L to do so.
                  The purchase price for the shares will be based on the book value of Arklahoma common stock immediately prior to the proposed sale. It is estimated that the book value of Arklahoma common stock immediately prior to the sale will be approximately
$348,000 (or $696 per share), resulting in a purchase price of approximately $54,288 for the 78 shares to be acquired by SWEPCO.
             For the Commission, by the Division of Investment Management, pursuant to delegated authority.
                                                     Jonathan G. Katz
                                                     Secretary